UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 25	OMB APPROVAL
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NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number    001-12319

Meritage Hospitality Group Inc. - American Stock Exchange
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered) 3210 Eagle Run Drive, Suite 100, Grand Rapids, Michigan 49525
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices) Common Shares, $0.01 par value per share
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐ 17CFR240.12d2-2(a)(1)

☐    17CFR240.12d2-2(a)(2)

☐    17CFR240.12d2-2(a)(3)

☐    17CFR240.12d2-2(a)(4)

☐    Pursuant to 17CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☒    Pursuant to 17 CFR240.12d2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17CFR 240.12d2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Meritage Hospitality Group Inc. (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

January 12, 2007	By:	James R. Saalfeld	Vice President, Chief Administrative Officer, General Counsel and Secretary
Date		Name	Title

1Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

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